HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2015

STOCKHOLDER'S EQUITY	$ 23,721,490
LESS NONALLOWABLE ASSETS:	
OTHER ASSETS	(42,617)
DEFERRED INCOME TAX ASSET FROM AFFILIATE	(1,539,796)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	
(Tentative Net Capital)	22,139,077
LESS HAIRCUTS ON SECURITIES	(447,577)
NET CAPITAL	21,691,500
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 21,441,500

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2015 Focus Part II report filed on January 27, 2016.